FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1               Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2               Date of Material Change

July 5, 2017

Item 3               News Release

A news release was disseminated on July 5, 2017, through the facilities of CNW Group and subsequently filed on SEDAR.

Item 4               Summary of Material Change

On July 5, 2017, the Company reported that the Supreme Court of Guatemala issued a provisional decision suspending the Escobal mining license of Minera San Rafael while an action brought by the anti-mining organization, CALAS, against Guatemala’s Ministry of Energy and Mines is being reviewed by the court.

Item 5               Full Description of Material Change

On July 5, 2017, the Company reported that the Supreme Court of Guatemala issued a provisional decision in respect of an action brought by the anti-mining organization, CALAS, against Guatemala’s Ministry of Energy and Mines (“MEM”). The action alleges that MEM violated the Xinca Indigenous people’s right of consultation in advance of granting the Escobal mining license to the Company’s Guatemalan subsidiary, Minera San Rafael. The provisional decision is in respect of a request by CALAS for an order to temporarily suspend the license to operate the Escobal mine until the action is fully heard. The Company understands that no Xinca representative or community is currently participating in the CALAS lawsuit against MEM.

The provisional decision suspends the Escobal mining license of Minera San Rafael while the action is being reviewed by the court. The Company was not a party to the action commenced by CALAS and did not previously have standing to make submissions to the court in respect of the provisional application. This decision confers legal standing on the Company which will now take all legal steps possible to have the ruling reversed and the license reinstated as soon as possible.

The Guatemala Supreme Court is the initial trial court in Guatemala for constitutional actions filed against MEM. Appeals from these decisions are heard by Guatemala’s Constitutional Court. Based on a prior ruling by the Constitutional Court involving consultation obligations with respect to a large natural resource project, the Company believes that its operating license should remain in effect while any additional consultation is completed. The Company has both appealed the decision to the Constitutional Court and asked for the Supreme Court to reconsider its provisional ruling.

The Company believes that all consultation obligations relating to the permitting of the Escobal license were met. The last official census shows the San Rafael community to be 98.6% non-indigenous and with no Xinca community presence. Despite the fact that the Escobal mine is not located in or impacting any indigenous communities of Guatemala, the Company understands that MEM held a consultation process that complied with the requirements set forth in ILO Convention 169.

Based on its prior experience with Guatemalan court proceedings and evaluation of similar cases before the courts, the Company estimates the Constitutional Court could rule on the appeal within two to four months. The Company will be seeking to have the license reinstated during this period.

The Company also plans to file a motion for reconsideration with the Supreme Court, which is the lower court that issued the provisional decision. Based on prior cases, the Company cannot predict when the Supreme Court would rule on the motion for reconsideration.

In addition, the Company will also be requesting the Supreme Court to resolve CALAS’s definitive constitutional claim. The definitive constitutional claim and appeal process could take between 12 and 18 months.

While the Company cannot determine at this time when or if the suspension will be rescinded and the license will be reinstated, including for purposes of conducting a consultation process, it believes ILO 169 does not apply here, and if it did apply, was already met. The Company understands that the effect of ruling in favour of CALAS could mean that consultation must occur before the suspension is revoked. It could also mean, as happened in similar cases in Guatemala, that the court could allow operations to resume while a consultation process is conducted. The Company believes that the timeframe to undertake the consultation processes, and for a reconsideration of its application for the issue of the license, could be in the range of six to 12 months.

The Escobal mine has been placed on stand-by and will be maintained in a manner such that full production can be expeditiously resumed on a reversal of the suspension. During this time, the Company will continue to maintain its high standard of security and environmental protection.

The Company’s preliminary Q2 results include production of over 4 million ounces of silver, more than 110 thousand ounces of gold, revenue of greater than $200 million and an estimated cash balance of over $165 million. There are no significant inventories of concentrate on hand.

Depending upon the success of the Company’s appeal and the timing of court rulings, the Company anticipates, assuming a three-month suspension period resulting in a deferral of production to a future period, the following impacts could be expected:

  2017 silver production would be deferred to future periods by 5.1 million ounces;
  Sales and operating costs associated with deferred production would be incurred in future periods;
  Sustaining capital expenditures of $12 million would be deferred;
  Fixed costs of approximately $10 million would be incurred;
  Exploration efforts in Guatemala of $0.5 million would not be incurred; and
  Estimated royalties of $4 million and taxes of $5 million related to deferred production would not be accrued; payments would resume upon recommencement of production and sales.

Given the possible material impact of suspending operations at the Escobal mine, the Company will be reevaluating previous multi-year guidance and can also no longer confirm previously issued 2017 guidance. Long term care and maintenance plans are under consideration by management and further updates will be provided when that evaluation is complete.

Item 5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6               Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7               Omitted Information

Not applicable.

Item 8               Executive Officer

Cassandra Joseph Associate General Counsel Telephone: (775) 448-5800

Item 9               Date of Report

July 17, 2017

Cautionary Note Regarding Forward Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, the provisional decision from the Supreme Court of Guatemala which has the effect of suspending the Company’s mining license in respect of the Escobal mine, the time for appeals to be heard and decided and the likelihood of such provisional decision being reconsidered and reversed by the Supreme Court of Guatemala or overturned by the Constitutional Court in Guatemala, the future price of silver, gold, lead and zinc, the timing and amount of estimated future production, costs of production, capital expenditures, free cash flow, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of silver, gold, lead and zinc, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the provisional decision from the Supreme Court of Guatemala, the factors to be considered by the Constitutional Court in an appeal of the provisional decision, the timing and the likelihood of success that the provisional decision can be reversed or overturned, and the potential impacts of the decision and the time and expense of appeals and challenges to such decision, actions that may be necessary to reinstate the license and the inability to operate the Escobal mine while the license to the Company’s Guatemalan subsidiary, Minera San Rafael, is suspended on the Company’s results of operations, financial condition and liquidity, the Company has provided them in reliance on certain assumptions that they believe are reasonable at this time. Readers are cautioned that the foregoing list is not exhaustive. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to workings of the Guatemalan legal system, social unrest and political or economic instability in Guatemala and the Company’s ability to efficiently resume operations once the suspension of the mining license is lifted, and relationships with our partners, including employees, vendors and community populations.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, silver, gold, lead and zinc price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Guatemala, Peru, and Canada, and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labor and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: operational risks in Guatemala, Peru and Canada; matters related to aboriginal rights in Canada; risks related to integration of acquisitions; risks related to obtaining, maintaining and renewing licenses and permits to operate the business; risks related to operating cash flows and liquidity; future prices of silver, gold, lead and zinc; risks related to indebtedness and financing requirements; risks related to licenses and title to assets; risks related to governmental laws and regulations; risks related to illegal mining; risks related to operating hazards and availability of insurance; risks related to mine concentrate transportation and marketing risk; risks related to environmental matters; risks related to mineral reserve and resource calculations and possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which the Company operates; risks related to current global financial conditions; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; as well as those factors discussed in the section entitled "Risk Factors Relating to Our Business” in the Company’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.